Filed by WesBanco, Inc.
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                    Commission File No.000-08467
                                        Subject Company: American Bancorporation

                                               PRESS CONTACTS: Edward M. George
                                                               WesBanco
                                                               (304) 234-9208


NEWS FOR IMMEDIATE RELEASE
February 22, 2001


                           WesBanco, Inc.
                           1 Bank Plaza
                           Wheeling, WV 26003

                           And

                           American Bancorporation
                           Suite 800
                           1025 Main Street
                           Wheeling, WV 26003

                           For Further Information Contact:
                           Edward M. George (304) 234-9208
                           President & CEO, WesBanco, Inc.

                           Or

                           Jeremy C. McCamic
                           Chairman of the Board & CEO  (304) 233-5006
                           American Bancorporation

                   AMERICAN BANCORPORATION AND WESBANCO, INC.
              ANNOUNCE EXECUTION OF AN AGREEMENT AND PLAN OF MERGER

WHEELING, WV - February 22, 2001 - American Bancorporation ("American") (Nasdaq:AMBC) and WesBanco, Inc. ("WesBanco") (Nasdaq:WSBC) jointly announced today that they have executed a definitive Agreement and Plan of Merger providing for the merger of American's affiliate, Wheeling National Bank, Wheeling, West Virginia, with and into WesBanco affiliate, WesBanco Bank, Inc. James C. Gardill, Chairman of the Board, and Edward M. George, President & CEO, representing WesBanco and

Jeremy C. McCamic, Chairman of the Board & CEO of American, and Paul W. Donahie, President of Wheeling National Bank, made the joint announcement.

At December 31, 2000, American had total assets of $705 million, deposits of $496 million, loans of $390 million and shareholders' equity of $41 million.

At December 31, 2000, WesBanco had consolidated assets of $2.3 billion, deposits of $1.9 billion, loans of $1.6 billion and shareholders' equity of $258 million.

Under the terms of the Agreement and Plan of Merger, WesBanco will exchange WesBanco common stock based upon a fixed exchange ratio of 1.1 shares of WesBanco common stock for each share of American common stock outstanding. Under the Agreement, American granted an option to WesBanco to purchase 622,805 shares of its common stock at $18.00 per share.

The transaction, approved by the directors of both companies, currently is valued at $77 million based on WesBanco's recent common stock price of $22.25. Highlights of the transaction include a Price/LTM EPS of 16.3 times, a Price/Book Value of 189% and a Deposit Premium of 7.3%. The acquisition, which will be accounted for as a purchase transaction, is subject to the approvals of the appropriate banking regulatory authorities and the shareholders of both companies. It is expected that the transaction will be completed in the third quarter 2001.

Investment advisors involved in the transaction were Ostrowski & Company, Inc., Cranford, New Jersey, representing WesBanco and McDonald Investments Inc., Cleveland, Ohio, representing American.

The combination of the two banking companies, along with WesBanco's recently announced merger with Freedom Bancshares, Inc. ("Freedom"), Belington, West Virginia, will create a bank with approximately $3 billion in total assets and provide banking services through 86 locations in three states. The combination will make WesBanco the second largest bank headquartered in West Virginia and expand the diameter of WesBanco's primary market to more than 150 miles.

From east to west, the transaction will expand WesBanco's franchise along the Interstate 70 corridor from Washington, Pennsylvania to Columbus, Ohio. Market presence in the Northern Panhandle of West Virginia, along WV State Route 2, and in eastern Ohio, along the Ohio River, will also be expanded. American's bank affiliate, Wheeling National Bank, operates 22 banking offices in West Virginia, Pennsylvania and Ohio, including an office in Washington, Pennsylvania, an office in Cambridge, Ohio and four offices in Columbus, Ohio.

Both WesBanco and American officials stated that a thorough review of all employment positions would take place as the merger progressed. Current employment demands at WesBanco, the approximate six-month time period leading to the consummation of the merger and growth prospects for WesBanco have officials of both organizations optimistic that the transition can be effected with as little employee disruption as possible.

"WesBanco's acquisition strategy is to create efficiencies that lead to improved profitability and increased shareholder value by pursuing quality banks in our own market and adjoining areas. We also look to expand into new markets that can provide long-term growth potential and a base for further acquisition activity in those new markets," said WesBanco President & CEO Edward M. George. "We are pleased with the prospect of competing for business in the rapidly expanding Columbus, Ohio and Western Pennsylvania regional markets. This transaction presents us with an opportunity to realize the cost savings associated with an in-market merger while at the same time opening new growth market initiatives."

Mr. George went on to say that both companies have very strong regional branch networks and similar business philosophies. He noted that both have well established retail delivery systems and comprehensive banking programs for both large and small businesses.

"Similar to WesBanco's, our business philosophy is straightforward. We strive to provide all of the products offered by a regional bank while we maintain the foundation of personal customer service that has been our hallmark for nearly a century. In our markets, supporting our local communities and providing local decision-making will continue to differentiate us from many of our major competitors. WesBanco shares our vision for the future," said Jeremy C. McCamic, Chairman of the Board & CEO of American.

Mr. McCamic added that WesBanco's extensive experience in trusts and investments and technologically advanced banking systems were important factors in determining the merger potential of the combined organization. "Together we can improve profitability with an emphasis on deriving fee income through the trust and investment services that American does not currently offer its customers. We will also improve efficiencies by offering technologically advanced banking solutions at a fraction of the cost that American would have to expend to move to the next level of regional banking service," Mr. McCamic said. "Without paying exorbitant fees, our customers will be able to take advantage of an entirely new array of banking, trust, investment and insurance services without sacrificing any of the personalized service that we often see getting lost in a merger of regional banks."

As a result of the merger, Jeremy C. McCamic and Abigail M. Feinknopf will be appointed to the WesBanco, Inc. Board of Directors. Mr. McCamic will also be elected to the Executive Committee of the board. Jolyon W. McCamic, Jeffrey W. McCamic and Jack O. Cartner will be elected to the WesBanco Bank, Inc. Board of Directors. Jeremy C. McCamic and Paul W. Donahie will continue to serve American through the merger process and will each continue to serve in a consulting capacity after the transaction.

WesBanco is a multi-state bank holding company that operates through 60 banking offices in West Virginia and Ohio. WesBanco subsidiaries include: WesBanco Bank, Inc., WesBanco Securities and WesBanco Insurance Services, Inc.

On December 29, 2000, WesBanco and Freedom jointly announced the execution of a definitive Agreement and Plan of Merger providing for the merger of Freedom's affiliate, Belington Bank, Belington, West Virginia, with and into WesBanco affiliate, WesBanco Bank, Inc. Under the terms of that agreement, WesBanco will exchange WesBanco common stock based upon a fixed exchange ratio of 2.58 shares of WesBanco common stock for each share of Freedom common stock outstanding. Belington Bank operates offices in communities located in four counties in central West Virginia: Belington and Philippi in Barbour County, Bridgeport in Harrison County, Buckhannon in Upshur County and Elkins in Randolph County. The acquisition will be accounted for as a purchase transaction. At December 31, 2000, Freedom had assets of $100 million, deposits of $92 million and shareholders' equity of $8 million.

Shareholders of WesBanco, American and Freedom and other interested parties are urged to read the joint proxy statements/prospectus that will be included in the Form S-4 registration statement that WesBanco will file with the SEC in connection with the mergers because it will contain important information about WesBanco, American and Freedom and the merger and other related matters. The joint proxy statements/prospectus will be mailed to each shareholder of WesBanco, American and Freedom prior to their respective shareholder meetings, none of which has been yet scheduled. In addition, when the registration statement, which will include the joint proxy statements/prospectus and other related documents are filed by WesBanco with the SEC, they may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either the WesBanco or American websites at http://www.wesbanco.com or at http://www.wheelingnationalbank.com.

Any questions  should be directed to Edward M. George,  Chief Executive  Officer
(304) 234-9400, James C. Gardill, Chairman at (304) 234-9216 or Paul M. Limbert, Chief Financial Officer (304) 234-9000 of WesBanco or Jeremy C. McCamic, Chairman of the Board & CEO, or Brent E. Richmond, President (304) 233-5006 of American or Michael H. Hudnall, President & CEO (304) 823-1531 of Freedom.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to certain anticipated effects of the proposed mergers. The following, among others, could cause the actual results of the mergers to differ materially from WesBanco's expectations: regulatory and shareholder approval, changes in economic conditions, interest rates and financial markets, changes in legislation of regulatory requirements and the successful integration of the American and Freedom consolidation with WesBanco. WesBanco does not assume any duty to update forward-looking statements.

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